UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and

25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: First Investors Single Payment and Periodic Payment Plans for the Accumulation of Shares of Vanguard Wellington Fund, Inc. (the "Fund")

3. Securities and Exchange Commission File No.: 811-343

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

110 Wall Street

New York, New York 10005

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Larry R. Lavoie, General Counsel First Investors Management Company, Inc. 110 Wall Street New York, NY 10005 (212) 858-8120

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

First Investors Corporation 110 Wall Street New York, NY 10005 (212) 858-8000
Custodian: The Bank of New York Mellon One Wall Street New York, NY 10286 212-635-6313

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[ ] Management company;

[X] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one): N/A

[ ] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts): Not applicable.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Not applicable.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

First Investors Corporation

110 Wall Street

New York, NY 10005

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es): First Investors Corporation, 110 Wall Street, New York, NY 10005

(b) Trustee's name(s) and address(es): Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

[ ] Yes [ X ] No

If Yes, for each UIT state:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain: Approval is not required. Under the terms of the Plans, the Sponsor or Custodian could terminate, after the expiration of 20 years, a Single Payment Plan and a Periodic Payment Plan that provided for 120 payments over 10 years, and after the expiration of 25 years, a Periodic Payment Plan that provided 180 payments over 15 years. The Sponsor terminated the Plans in accordance with these provisions. On or about April 18, 2001, the Sponsor mailed a 60-day written notice to holders of the Plans that the Plans were going to terminate effective June 19, 2001.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: See answer to 15(a) above.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: Distributions were made on or about June 19, 2001.

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[X] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Owners of the Plans were given the opportunity to receive the shares of the underlying Fund that was held in their Plans or receive a distribution of the cash value of those shares.

17. Closed-end funds only:

Not Applicable

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal Expenses:

(ii) Accounting Expenses:

(iii) Other expenses (list and identify separately):

Mailing Costs: $1,313

(iv) Total expenses (sum of lines (i)-(iii) above): $1,313

(b) How were those expenses allocated? Not applicable.

(c) Who paid those expenses? The Sponsor.

How did the fund pay for unamortized expenses (if any)

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number:

Form Type Used:

Date reorganization agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of First Investors Single Payment and Periodic Payment Plans for the Accumulation of Shares of Vanguard Wellington Fund, Inc. (the "Fund"), (ii) she is the President of the Fund and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

March 27, 2008                                                                                               /S/ KATHRYN S. HEAD

Date                                                                                                                 Name: Kathryn S. Head

                                                                                                                        Title: President